Filed by Gaming and Leisure Properties, Inc.
pursuant to Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: Pinnacle Entertainment, Inc.
Commission File No.: 001-13641

Set forth below are excerpts from the press release issued by Gaming and Leisure Properties, Inc. on May 4, 2015 announcing its first quarter 2015 results.
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Mr. Carlino continued, “As we have proven, given the experience of our leadership team and our strong balance sheet, we believe we are uniquely able to drive superior shareholder value through complex strategic transactions. As everyone is aware we made a public offer for Pinnacle Entertainment, Inc.'s (“Pinnacle”) real estate assets. We believe Pinnacle has a terrific portfolio of properties and has done an excellent job over the last several years with the operations of their properties. We are impressed with the results they continue to achieve. They have been very cordial and professional in our dealings with them and are a team that we would very much like to partner with not only on this transaction but on future opportunities as well. They have provided tax basis information on their assets which we have analyzed although there has been no independent review or diligence on this information. We have been in very productive, substantive discussions with them in an effort to come to agreement on terms for the transaction we have proposed. We are pleased with the progress of those discussions and will update everyone as soon as we have something definitive to report.”

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. These statements can be identified by the use of forward looking terminology such as “expects,” “believes,” “estimates,” “intends,” “may,” “will,” “should” or “anticipates” or the negative or other variation of these or similar words, or by discussions of future events, strategies or risks and uncertainties. Such forward looking statements are inherently subject to risks, uncertainties and assumptions about GLPI and its subsidiaries, including risks related to the following: the ability to receive, or delays in obtaining, the regulatory approvals required to own and/or operate its properties, or other delays or impediments to completing GLPI’s planned acquisitions or projects (including successful resolution of outstanding litigation against the owners of the Meadows Racetrack & Casino); GLPI’s ability to enter into definitive agreements with a third party operator for the Meadows Racetrack & Casino; the ultimate outcome of any potential transaction between GLPI and Pinnacle Entertainment, Inc. including the possibilities that GLPI will not pursue a transaction with Pinnacle and/or that Pinnacle will not engage in negotiations with respect to a transaction with GLPI; GLPI's ability to maintain its status as a REIT; the availability of and the ability to identify suitable and attractive acquisition and development opportunities and the ability to acquire and lease those properties on favorable terms; our ability to access capital through debt and equity markets in amounts and at rates and costs acceptable to GLPI; changes in the U.S. tax law and other state, federal or local laws, whether or not specific to REITs or to the gaming or lodging industries; and other factors described in GLPI’s Annual Report on Form 10-K for the year ended December 31, 2014, subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K as filed with the Securities and Exchange Commission. All subsequent written and oral forward looking statements attributable to GLPI or persons acting on GLPI’s behalf are expressly qualified in their entirety by the cautionary statements included in this communication. GLPI undertakes no obligation to publicly update or revise any forward looking statements contained or incorporated by reference herein, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward looking events discussed in this communication may not occur.

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities and no tender or exchange offer for the shares of Pinnacle has commenced at this time. This communication relates to a proposal which GLPI has made for a business combination transaction with Pinnacle. In furtherance of this proposal and subject to future developments, GLPI (and, if a negotiated transaction is agreed, Pinnacle) may file one or more proxy statements, registration statements, tender or exchange offer documents or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, prospectus, tender or exchange offer document or other document GLPI and/or Pinnacle may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF GLPI AND PINNACLE ARE URGED TO READ ANY DOCUMENTS THAT MAY BE FILED INCLUDING POSSIBLE

PRELIMINARY PROXY STATEMENTS AND ANY OTHER PROXY STATEMENT(s), REGISTRATION STATEMENTS, PROSPECTUS, TENDER OR EXCHANGE OFFER DOCUMENTS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) or definitive tender or exchange offer documents (if and when available) will be mailed to stockholders of Pinnacle and/or GLPI, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by GLPI and/or Pinnacle through the web site maintained by the SEC at http://www.sec.gov.

Certain Information Regarding Participants

GLPI and its directors and executive officers may be deemed to be participants in any solicitation with respect to the proposed transaction under the rules of the SEC. Security holders may obtain information regarding the names, affiliations and interests of GLPI’s directors and executive officers in GLPI’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015, and its proxy statement for the 2015 Annual Meeting, which was filed with the SEC on April 30, 2015. These documents can be obtained free of charge from the sources indicated above as well as from the persons listed below under “Contact.” Additional information regarding the interests of these participants in any proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC if and when they become available.

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